UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Sigma Designs, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value Per Share
(Title of Class of Securities)

826565103
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Thinh Q. Tran
President and Chief Executive Officer
Sigma Designs, Inc.
1778 McCarthy Blvd.
Milpitas, California 95035
(408) 262-9003
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

James J. Masetti, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, California 94304
(650) 233-4500
________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,718,191	$264

*
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new replacement options and cancelled pursuant to this offer. These options have a value of $4,718,191 calculated using the Black-Scholes method as of May 18, 2009.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$264
Form or Registration No.:	005-37977
Filing party:	Sigma Designs, Inc.
Date filed:	August 24, 2009

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Sigma Designs, Inc., a California corporation (the “Company”), with the Securities and Exchange Commission on August 24, 2009, relating to the offer by the Company (the “Offer”) to exchange outstanding stock options granted under our 2001 Stock Plan prior to June 2008 and with exercise prices equal to or greater than $20.25 per share for a lesser number of stock options that will be granted following the expiration of the tender offer.

Only those items amended are reported in this Amendment No. 1.  Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 6.       Purposes of the Transaction and Plans or Proposals.

Item 6(c) of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under "The Offer—Part III, Section 10. “ Information Concerning Sigma Designs, Inc." to delete the information contained under the heading “Certain Financial Information.”

Item 6(c) of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under "The Offer—Part III, Section 10. “ Information Concerning Sigma Designs, Inc." to restate the information contained under the heading “Certain Financial Information” as follows:

Certain Financial Information
We have presented below selected consolidated financial data for Sigma.  In addition, we encourage you to review the financial information included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009, an amendment to our annual report on Form 10-K/A for the fiscal year ended January 31, 2009 and our Quarterly Report on Form 10-Q for the period ended August 1, 2009, all of which are incorporated herein by reference.  Please see Section 18 (“Additional Information”) of this Offer for instructions on how you can obtain copies of our SEC filings.

	Quarter Ended August 1, 2009	Year Ended January 31, 2009	Year Ended February 2, 2008
	(unaudited)
		(in thousands)
Consolidated Statements of Operations Data:
Net revenue	$51,283	$209,160	$221,206
Gross profit	$23,250	$100,554	$112,798
Net income	$4,800	$26,423	$70,209
Net income per share:
Basic	$ 0.18	$0.98	$2.73
Diluted	$ 0.18	$0.95	$2.46

	August 1, 2009	January 31, 2009	February 2, 2008
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Total current assets	$249,230	$90,845	$174,089
Total assets	$345,048	$330,947	$379,466
Current liabilities	$19,735	$18,481	$32,502
Total liabilities	$26,211	$25,697	$33,874
Total shareholders’ equity	$318,837	$305,250	$345,592

Book Value Per Share and Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Quarter Ended August 1, 2009	Year Ended January 31, 2009	Year Ended February 2, 2008
Pre-tax income	$4,697	$31,317	$63,083
Fixed charges:
Interest expense	0	2	29
Rentals-20%	80	298	195
Total Fixed Charges	80	300	224
Pre-tax income plus fixed charges	4,777	31,617	63,307
Ratio of earnings to fixed charges	59.71	105.39	282.62

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. In calculating the ratio of earnings to fixed charges, earnings consist of income before income tax plus fixed charges. Fixed charges consist of interest expense plus that portion of rental expense representative of the interest element.

Sigma’s book value per share as of August 1, 2009 was $11.91.  Book value per share is the value of our total shareholders’ equity divided by the number of our issued and outstanding common shares, which as of August 1, 2009 amounted to 26,763,706.

For information regarding the accounting consequences of our Offer, see Section 12.

Item 10.     Financial Statements.

Item 10(a) of the Schedule TO is hereby amended and restated as follows:

(a)    Financial Information. The information set forth in the exchange offer under Part III, Section 10 (“Information Concerning Sigma Designs, Inc.”) and Section 18 (“Additional Information”), the information set forth in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009, as amended on Form 10-K/A for the fiscal year ended January 31, 2009 and in our Quarterly Report on Form 10-Q for the quarterly period ended August 1, 2009, is incorporated herein by reference.

Item 10(c) of the Schedule TO are hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under "The Offer—Part III, Section 10. “ Information Concerning Sigma Designs, Inc." to delete the information contained under the heading “Certain Financial Information”

Item 10(c) of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Exchange under "The Offer—Part III, Section 10. “ Information Concerning Sigma Designs, Inc." to restate the information contained under the heading “Certain Financial Information” as follows:

Certain Financial Information
We have presented below selected consolidated financial data for Sigma.  In addition, we encourage you to review the financial information included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009, an amendment to our annual report on Form 10-K/A for the fiscal year ended January 31, 2009 and our Quarterly Report on Form 10-Q for the period ended August 1, 2009, all of which are incorporated herein by reference.  Please see Section 18 (“Additional Information”) of this Offer for instructions on how you can obtain copies of our SEC filings.

	Quarter Ended August 1, 2009	Year Ended January 31, 2009	Year Ended February 2, 2008
	(unaudited)
		(in thousands)
Consolidated Statements of Operations Data:
Net revenue	$51,283	$209,160	$221,206
Gross profit	$23,250	$100,554	$112,798
Net income	$4,800	$26,423	$70,209
Net income per share:
Basic	$ 0.18	$0.98	$2.73
Diluted	$ 0.18	$0.95	$2.46

	August 1, 2009	January 31, 2009	February 2, 2008
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Total current assets	$249,230	$90,845	$174,089
Total assets	$345,048	$330,947	$379,466
Current liabilities	$19,735	$ 18,481	$32,502
Total liabilities	$26,211	$25,697	$33,874
Total shareholders’ equity	$318,837	$305,250	$345,592

Book Value Per Share and Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Quarter Ended August 1, 2009	Year Ended January 31, 2009	Year Ended February 2, 2008
Pre-tax income	$4,697	$31,317	$63,083
Fixed charges:
Interest expense	0	2	29
Rentals-20%	80	298	195
Total Fixed Charges	80	300	224
Pre-tax income plus fixed charges	4,777	31,617	63,307
Ratio of earnings to fixed charges	59.71	105.39	282.62

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. In calculating the ratio of earnings to fixed charges, earnings consist of income before income tax plus fixed charges. Fixed charges consist of interest expense plus that portion of rental expense representative of the interest element.

Sigma’s book value per share as of August 1, 2009 was $11.91.  Book value per share is the value of our total shareholders’ equity divided by the number of our issued and outstanding common shares, which as of August 1, 2009 amounted to 26,763,706.

For information regarding the accounting consequences of our Offer, see Section 12.

Item 12.        Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange for Certain Outstanding Options for a Number of Replacement Options, dated August 24, 2009.*
(a)(1)(B)	Form of Communication from Chief Financial Officer to All Eligible Option Holders, dated August 24, 2009.*
(a)(1)(C)	Election Form.*
(a)(1)(D)	Notice of Withdrawal.*
(a)(1)(E)	Form of Confirmation of Receipt of Election Form.*
(a)(1)(F)	Form of Confirmation Receipt of Notice of Withdrawal.*
(a)(1)(G)	Form of Confirmation of Participation in the Offer to Exchange Certain Outstanding Stock Options for a Number of Replacement Stock Options.*
(a)(1)(H)	Form of Communication to Eligible Option Holders Rejecting their Election Form.*
(a)(1)(I)	Form of Communication to Eligible Option Holders Rejecting their Notice of Withdrawal.*
(a)(1)(J)	Form of Reminder of Expiration of Option Exchange Offer.*
(a)(1)(K)	Form of Stock Option Agreement.*
(a)(1)(L)	Email communication sent on September 19, 2009 to Eligible Option Holders regarding Amendment No. 1 to Schedule TO and certain related matters.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Sigma Designs, Inc. 2001 Stock Incentive Plan (Incorporated by reference to exhibit filed with the Company’s Registration Statement on Form S-8 (333-64234) filed on June 29, 2001.)
(g)	Not applicable.
(h)	Not applicable.
___________________ *Previously filed.

Section 18.  Additional Information.

Item 18 is hereby amended to add the Company’s Quarterly Report on Form 10-Q for the period ended August 1, 2009, filed with the SEC on September 10, 2009, to the list of reports, proxy statements and other information incorporated by reference into the Offer to Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sigma Designs, Inc.

Date: September 10, 2009	By:	/s/ Thomas E. Gay III
Name: Thomas E. Gay III
Title: Chief Financial Officer

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange for Certain Outstanding Options for a Number of Replacement Options, dated August 24, 2009.*
(a)(1)(B)	Form of Communication from Chief Financial Officer to All Eligible Option Holders, dated August 24, 2009.*
(a)(1)(C)	Election Form.*
(a)(1)(D)	Notice of Withdrawal.*
(a)(1)(E)	Form of Confirmation of Receipt of Election Form.*
(a)(1)(F)	Form of Confirmation Receipt of Notice of Withdrawal.*
(a)(1)(G)	Form of Confirmation of Participation in the Offer to Exchange Certain Outstanding Stock Options for a Number of Replacement Stock Options.*
(a)(1)(H)	Form of Communication to Eligible Option Holders Rejecting their Election Form.*
(a)(1)(I)	Form of Communication to Eligible Option Holders Rejecting their Notice of Withdrawal.*
(a)(1)(J)	Form of Reminder of Expiration of Option Exchange Offer.*
(a)(1)(K)	Form of Stock Option Agreement.*
(a)(1)(L)	Email communication from the Chief Financial Officer sent on September 19, 2009 to Eligible Option Holders regarding Amendment No. 1 to Schedule TO and certain related matters.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Sigma Designs, Inc. 2001 Stock Incentive Plan (Incorporated by reference to exhibit filed with the Company’s Registration Statement on Form S-8 (333-64234) filed on June 29, 2001.)
(g)	Not applicable.
(h)	Not applicable.
___________________ *Previously filed.